Exhibit 12

US GAAP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,					Six Months ended June 30,
	2004	2005	2006	2007	2008	2008	2009
	(thousands of US dollars)
Earnings
Pre-Tax earnings	725,908	551,066	776,364	867,840	510,665	415,828	51,566
Interest expense	78,109	109,886	82,460	136,595	118,066	59,222	58,162
Total earnings	804,017	660,952	858,824	1,004,435	628,731	475,050	109,728
Fixed charges
Interest expense	78,109	109,886	82,460	136,595	118,066	59,222	58,162
Capitalized interest	60,779	63,593	94,030	63,127	61,872	29,259	31,021
Total fixed charges	138,888	173,479	176,490	199,722	179,938	88,481	89,183
Ratio of earnings to fixed charges	5.8	3.8	4.9	5.0	3.5	5.4	1.2